Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 3 DATED JUNE 3, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Home Rent 4 Controlled Subsidiary – Imperial Forest Property - Houston, TX

On May 27, 2022, we made an initial investment in a “majority-owned subsidiary,” Home Rent 4, LLC (the “Home Rent 4 Controlled Subsidiary”), for a purchase price of approximately $529,000, which is the initial stated value of our equity interest in a new investment round in the Home Rent 4 Controlled Subsidiary (the “Imperial Forest Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Home Rent 4 Controlled Subsidiary, for a purchase price of approximately $4,762,000 (the “Imperial Forest Interval Fund Investment” and, together with the Imperial Forest Growth eREIT VII Investment, the “Imperial Forest Investment”). The Home Rent 4 Controlled Subsidiary used the proceeds of the Imperial Forest Investment to acquire twenty (20) detached single family homes in the planned Imperial Forest subdivision generally located off of Welsh Stone Lane in Houston, TX (the “Imperial Forest Property”). We anticipate the Home Rent 4 Controlled Subsidiary, or one of our affiliates, will purchase up to fifty-three (53) homes in the Imperial Forest Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Imperial Forest Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Imperial Forest Investment and initial tranche of the twenty (20) single family homes occurred concurrently.

The Home Rent 4 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Imperial Forest Growth eREIT VII Investment, we have authority for the management of the Home Rent 4 Controlled Subsidiary, including the Imperial Forest Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price.

The total purchase price for the fifty-three (53) single family homes that will make up the Imperial Forest Property is anticipated to be approximately $14,206,000, an average of approximately $268,000 per home. We anticipate additional hard costs of approximately $37,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $540,000 bringing the total projected project cost for the Imperial Forest Property to approximately $14,783,000. The home builder is expected to deliver the remaining thirty-three (33) homes by the end of September 2022. The Imperial Forest Property will have a mix of floor plans ranging from 1,212 square foot, 3 bedroom 2 baths to 2,688 square foot, 5 bedroom 3 baths. It is anticipated that professional third party property management will be installed to manage the Imperial Forest Property.

The following table contains underwriting assumptions for the Imperial Forest Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Imperial Forest Property	6.50%	3.00%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.